Valeo

Le Directeur Juridique

2008 MAR 13 A 10:21

March 10, 2008

Via Post

08001226

PROCESSED

MAR 18 2008

THOMSON FINANCIAL

SUPPL

Mr. Elliot Staffin
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: Amendment of Rule 12g3-2(b) exemption application pursuant to Rule 12g3-2(f) promulgated under the Securities Exchange Act of 1934.

Dear Mr. Staffin :

Valeo S.A. ("Valeo") would like to amend its initial application for an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. In accordance with the new Rule 12g3-2(f)(2) under the Securities Exchange Act of 1934, Valeo is notifying the Securities and Exchange Commission (the "Commission") of its intention to publish electronically the information required under Rule 12g3-2(b)(iii) on its Internet Web site, http://www.valeo.com, rather than submitting such information to the Commission in paper format. As required under Rule 12g3-2(f)(1), this information will comply with the English translation requirements provided in Rule 12g3-2(e).

Please do not hesitate to contact the undersigned if you have any questions regarding this amendment to Valeo's application for the exemption under Rule 12g3-2(b).

Very truly yours,

Geric Lebedoff

dlw 3/13

END

VALEO - Siège social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 22 - Fax +33 (0)1 40 55 21 62 - geric.lebedoff@valeo.com
Société Anonyme au capital de 232 653 957 Euros - 552 030 967 RCS Paris

www.valeo.com